EXHIBIT 99.1

HIGH-GRADE OXIDE GOLD VALUES FOUND AT GOLD STANDARD'S
LT TARGET IN CARLIN TREND

Four individual surface rock samples returned values ranging from 4.50 g Au/t to 12.90 g Au/t

October 11, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) ("Gold Standard" or the "Company") today announced surface rock samples have identified another highly prospective oxide gold target, known as the LT target, on Gold Standard's 100%-owned/controlled Railroad-Pinion project in Nevada's Carlin Trend. The LT target is located 3 km north-northwest of Gold Standard's Pinion oxide gold deposit.  Highlights include assay values ranging from <0.005 to 12.90 g Au/t, including 12.90 g Au/t, 11.20 g Au/t, 6.65 g Au/t and 4.50 g Au/t in individual rock samples collected from surface outcrops over a 400m by 200m area.

Historic drill results at LT included intercepts of 48.8m of 0.44 g/t Au and 6.1m of 2.80 g/t Au in two drill holes, and surface rock samples ranging from <0.005 to 4.99 g Au/t. These historic results, in conjunction with Gold Standard's recent surface rock results, prompted a re-examination of the area. Gold mineralization is hosted in decalcified, silicified and oxidized multilithic dissolution collapse breccia proximal to a north-striking igneous dike ( images at the following link - https://goldstandardv.com/lp/lt-target-october-2018-images/).  This is the same stratigraphic horizon and style of alteration that hosts the nearby Pinion oxide gold deposit.  A geologic mapping program is currently underway to identify the extent of the altered multilithic breccia host and structural controls on the mineralization. This information will be used to develop a 2019 drilling program.

Jonathan Awde, CEO and Director of Gold Standard commented: "LT is further evidence of the robust, district scale of the Railroad-Pinion mineral system. This target is farther north and west than our exploration to date and we are seeing the same characteristics that have marked our discoveries at Dark Star, Jasperoid Wash and Dixie but with better surface gold exposure. I am impressed by our technical team's ability to apply our growing understanding of how this district was formed and mineralized to quickly qualify new opportunities. We believe that LT is not the last new target we will find this year."

Key Highlights:
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70 rock samples were collected from altered outcrops over a 400m by 200m area. Eight samples returned values greater than 1.0 g/t Au, and 9 samples returned fire assay values ranging from 0.1 to 1.0 g Au/t. Noteworthy results included 12.90 g Au/t, 11.20 g Au/t, 6.65 g Au/t and 4.50 g Au/t in four individual chip-channel samples. The range for all samples is from <0.005 to 12.90 g Au/t.

•	Cyanide solubility assays run on samples >0.10 g Au/t ranged from 64% to 99%, indicating the mineralization is oxide.

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A geologic mapping program is currently underway to identify the extent of the altered multilithic breccia host and structural controls of the area. This information will be used to develop drill targets for 2019.

Robert J. Edie, Gold Standard's Project Geologist working at LT stated: "The plus 4.0 g Au/t surface samples collected at LT represent a strong hydrothermal system that produces higher-grade gold values. These results support Gold Standard's dual-track strategy of developing the Dark Star and Pinion oxide deposits while actively evaluating new, early-stage exploration targets.  LT is another example of GSV's ever-growing pipeline of early-stage exploration opportunities in the Railroad District."

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company's project geologist and the chain of custody from the project to the sample preparation facility was continuously monitored.  A blank or certified reference material was inserted approximately every tenth sample.  The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard's Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company's premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management's current expectations and assumptions. Such forward-looking statements reflect management's current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

"Jonathan Awde"

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:     604-669-5702
Email: info@goldstandardv.com
 Website: www.goldstandardv.com